Exhibit 99.1

PRESS RELEASE

WiLAN Reports Fourth Quarter and Fiscal Year 2014

Financial Results

Company reports fiscal year adjusted earnings of $58.7 million

OTTAWA, Canada – January 29, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the fourth quarter and fiscal year 2014 ended December 31, 2014. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Fourth Quarter 2014 Highlights

•	Revenues of $22.1 million, exceeding guidance by 7%.
•	Adjusted earnings* of $12.2 million, or 10 cents per share, exceeding the high end of guidance by 32%.
•	Signed 2 new wireless license agreements including an agreement with NEC Mobile.
•	Entered into second patent partnership agreement with ROHM Co. Ltd.
•	Returned $5.4 million to shareholders in dividend payments.
•	Increased quarterly dividend 5% from CDN $0.05 per share to CDN $0.0525 per share.

Fiscal Year 2014 Highlights

•	Revenues of $98.3 million, representing growth of 11%.
•	Adjusted earnings* of $58.7 million or 49 cents per share.
•	GAAP earnings of $9.7 million or 8 cents per share.
•	Signed new licenses with 18 companies, bringing the total number of companies licensed to 298.
•	Licensed digital display technologies to Sony Corporation and Toshiba Corporation.
•	Company granted first license for medical-related technology, to Stryker Corporation.
•	Renewed 11 wireless technology licenses.
•	Entered 17 licensing partnerships.
•	Returned $19.2 million to shareholders in dividend and share buyback payments.
•	Held cash and cash equivalents and short-term investments of $127.6 million at December 31, 2014.

“We are pleased with the operational and financial performance that our business delivered in 2014,” said Jim Skippen, President & CEO. “Our strategic focus on growing our business through licensing partnerships delivered 17 new partnerships during the year in diverse markets including automotive, medical, and data networking technologies and a number of these partnerships generated millions of dollars in licensing revenue for WiLAN and for our partners.”

Added Skippen, “The new shared-risk fee service agreements with external counsel, which we began adopting in late 2013, contributed to a significant reduction in our litigation expenses in 2014. Lower operating expenses and higher revenue helped WiLAN deliver adjusted earnings of 49 cents per share, more than doubling our adjusted earnings last year.”

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“Our solid financial position and the strong belief we have in the future of our business gave the board the confidence to increase our quarterly dividend for a second time in six months, from CDN $0.05 per share to CDN $0.0525 per share, driving the return of additional capital to shareholders,” commented Skippen.

Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0525 per common share to be paid on April 7, 2015 to shareholders of record on March 23, 2015.

Fourth Quarter and Fiscal Year 2014 Revenue Review

In the three month period ended December 31, 2014, WiLAN generated revenues of $22.1 million, as compared to $29.2 million in the three month period ended December 31, 2013. In the twelve month period ended December 31, 2014, WiLAN generated revenues of $98.3 million, as compared to $88.2 million in the twelve month period ended December 31, 2013.

For the twelve month period ended December 31, 2014, the top 10 licensees accounted for 74 percent of revenues, whereas the top 10 accounted for 79 percent of revenues in the twelve month period ended December 31, 2013.

Fourth Quarter and Fiscal Year 2014 Operating Expense Review

In the three month period ended December 31, 2014, cost of revenue totaled $16.5 million as compared to $17.5 million in the three month period ended December 31, 2013.

For the twelve month period ended December 31, 2014, cost of revenues totaled $63.2 million as compared to $88.6 million in the same period last year. The decrease in expenses is primarily attributable to a decrease in litigation expense partially offset by an increase in amortization expense, patent maintenance, prosecution and evaluation expenses, compensation and benefits and contingent partner payments and contingent legal fees.

	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Compensation and benefits	$1,862	$1,561	$7,883	$5,920
Litigation	3,471	4,565	9,908	44,942
Patent maintenance, prosecution, and evaluation	1,769	1,987	6,864	6,130
Contingent partner payments and legal fees	89	-	1,704	-
Amortization of patents	8,774	8,562	34,400	28,855
Stock-based compensation	125	341	840	1,103
Other	370	516	1,602	1,698
	$16,460	$17,532	$63,201	$88,648

For the three months ended December 31, 2014, litigation expenses amounted to $3.5 million compared to $4.6 million for the same period last year. The decrease in litigation for the three months ended December 31, 2014 is attributable to a decrease in the level of litigation activities in comparison to the same period last year and new shared risk fee arrangements entered into with our external counsel.

For the twelve months ended December 31, 2014, litigation expenses amounted to $9.9 million compared to $44.9 million for the same period last year. The decrease in litigation expenses is attributable to a decrease in the level of litigation activities in comparison to the same period last year and new shared risk fee arrangements entered into with our external counsel. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.

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In the fourth quarter ended December 31, 2014, MG&A expenses amounted to $2.1 million as compared to $3.5 million in the fourth quarter ended December 31, 2013. The decrease in spending for the three months ended December 31, 2014 is primarily attributable to a decrease in staffing costs, stock based compensation, and consulting costs in support of the strategic alternative review announced in October 2013 which was concluded in May 2014.

For the fiscal year ended December 31, 2014, MG&A totaled $10.6 million as compared to $13.1 million in the same period last year. The decrease in spending for the twelve months ended December 31, 2014 is primarily attributable to a decrease in staffing costs as a result of changes in staffing levels, stock-based compensation, consulting costs, travel costs and recruiting costs.

	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Compensation and benefits	$1,057	$1,357	$4,258	$5,173
Depreciation	114	164	568	528
Stock-based compensation	235	595	1,181	2,479
Public company costs	164	377	1,999	1,596
Facilities	164	151	689	562
Other	397	899	1,870	2,727
	$2,131	$3,546	$10,565	$13,065

In the fourth quarter ended December 31, 2014, R&D expenses were $0.6 million as compared to $0.7 million for the three months ended December 31, 2013. The decrease in spending for the three months ended December 31, 2014 is primarily attributable to a decrease in stock-based compensation and depreciation partially offset by an increase in staffing costs.

For the fiscal year ended December 31, 2014, R&D totaled $2.4 million as compared to $2.9 million in the same period last year. The decrease in spending for the twelve months ended December 31, 2014 is primarily attributable to a decrease in stock-based compensation expense and depreciation partially offset by an increase in staffing costs as a result of an increase in R&D staffing from six to seven and accrued variable compensation costs.

	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Compensation and benefits	$482	$349	$1,990	$1,609
Depreciation	11	75	153	483
Stock-based compensation	3	138	26	426
Other	76	100	247	340
	$572	$662	$2,416	$2,858

In the quarter ended December 31, 2014, the Company incurred a foreign exchange loss of $0.7 million, of which $0.5 million was an unrealized foreign exchange loss, a non-cash expense. For the fiscal year ended December 31, 2014, the Company incurred a foreign exchange loss of $2.0 million, of which $0.9 million was an unrealized foreign exchange loss, a non-cash expense. The unrealized foreign exchange loss recognized in the three months and fiscal year ended December 31, 2014 results from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at year end as well as the revaluation of foreign exchange contracts held at year end. At December 31, 2014, WiLAN held foreign exchange forward contracts totaling approximately $17.7 million which mature at various dates through to October 2015.

Fourth Quarter and Fiscal Year 2014 Earnings Review

In the fourth quarter ended December 31, 2014, WiLAN generated adjusted earnings of $12.2 million or 10 cents per basic share as compared to $17.2 million or 14 cents per basic share, in the comparative period. The decrease in adjusted earnings for the three months ended December 31, 2014 is primarily attributable to lower revenues. In the fiscal year ended December 31, 2014, WiLAN generated adjusted earnings of $58.7 million or 49 cents per basic share as compared to $17.6 million or 15 cents per basic share, in

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the comparative period. The increase in adjusted earnings for the fiscal year ended December 31, 2014 is primarily attributable to lower investment in litigation and an increase in revenue.

The Company’s GAAP earnings amounted to earnings of $0.5 million, or nil per share on a basic level, in the three month period ended December 31, 2014 as compared to GAAP earnings of $2.4 million, or 2 cents per share on a basic level, in the same period last year.

In the twelve month period ended December 31, 2014, the Company generated GAAP earnings of $9.7 million, or 8 cents per share on a basic level as compared to a GAAP loss of $18.1 million or 15 cents per share on a basic level, in the same period last year.

Fourth Quarter and Fiscal Year 2014 Balance Sheet and Cash Flow Review

At December 31, 2014, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $127.6 million, representing a decrease of $4.2 million from the cash position at December 31, 2013. The decrease is primarily attributable to $19.2 million returned to shareholders in dividend and share buyback payments and the payments for patents acquired in the current and previous fiscal years totaling $43.0 million offset by the generation of $58.6 million from operations. The Company’s cash equivalents and short-term investments include T‑bills, term deposits and GICs.

During the fourth quarter ended December 31, 2014, the Company generated $14.8 million of cash from operations and returned $5.4 million to shareholders in dividend and share buyback payments.

First Quarter 2015 Financial Guidance

For the first quarter 2015 ending March 31, 2015, the Company expects revenue to be at least $17.5 million. This revenue guidance does not include the potential impact of any additional reports yet to be received, new agreements that may be signed during the balance of the first quarter of 2015 or the potential impact of any royalties identified in audits conducted by the Company. This guidance is provided prior to the completion of the first month of this fiscal quarter and as such, a number of reports that normally are submitted at or shortly after the month end have yet to be received by the Company.

Operating expenses for the first quarter are expected to be in the range of $14.4 million to $15.4 million of which $6.3 million to $7.0 million is expected to be litigation expense. For the first quarter of 2015, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $2.2 million to $3.2 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2013 fiscal year dated February 3, 2014 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above targets for the three month period ending March 31, 2015 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant license agreements with companies, brokerage opportunities, new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided. Actual expenses incurred may exceed the expense guidance

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provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – January 29, 2015 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=173447

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=173447 and accessible by telephone until 11:59 PM ET on April 29, 2015.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13596137

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks. Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “focus on growing our business through licensing partnerships”, “strong belief we have in the future of our business”, “to be paid”, “litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter”, “Company expects revenue to be at least”, “potential impact”, “yet to be received”, “new agreements that may be signed”, “conducted by”, “expected to be”, “are signed”, “is expected”, “actual results may differ materially”, “may be”, “can be”, “expectations”, “subject to”, “cannot be accurately

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forecast”, “actual revenues may exceed guidance”, “the receipt”, “signing of new license agreements”, “completion of”, “Actual expenses incurred may exceed the expense guidance provided”, “contingent payments to licensing partners and litigation counsel that may be required from licenses signed during the quarter”, “to negotiate”, “actual results may vary”, “will be”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Revenue
Royalties	$22,102	$29,175	$98,311	$88,209
Operating expenses
Cost of revenue	16,460	17,532	63,201	88,648
Research and development	572	662	2,416	2,858
Marketing, general and administration	2,131	3,546	10,565	13,065
Foreign exchange loss	684	1,064	2,038	2,538
Total operating expenses	19,847	22,804	78,220	107,109
Earnings (loss) from operations	2,255	6,371	20,091	(18,900)
Investment income	131	175	533	728
Earnings (loss) before income taxes	2,386	6,546	20,624	(18,172)
Provision for (recovery of) income tax expense
Current	915	2,093	4,623	5,980
Deferred	953	2,021	6,290	(6,059)
	1,868	4,114	10,913	(79)
Net and comprehensive earnings (loss)	$518	$2,432	$9,711	$(18,093)
Earnings (loss) per share
Basic	$0.00	$0.02	$0.08	$(0.15)
Diluted	$0.00	$0.02	$0.08	$(0.15)
Weighted average number of common shares
Basic	120,215,989	119,972,775	120,103,422	120,856,511
Diluted	120,415,297	120,350,286	120,368,583	120,856,511

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Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents	$126,311	$130,394
Short-term investments	1,336	1,457
Accounts receivable	2,198	11,999
Prepaid expenses and deposits	494	593
	130,339	144,443
Loan receivable	1,268	1,075
Furniture and equipment, net	1,894	2,159
Patents, net	146,485	150,025
Deferred tax asset	20,585	26,876
Goodwill	12,623	12,623
	$313,194	$337,201
Current liabilities
Accounts payable and accrued liabilities	$18,915	$25,012
Current portion of patent finance obligations	17,418	19,480
	36,333	44,492
Patent finance obligations	27,465	32,552
Success fee obligation	3,639	7,048
	67,437	84,092
Commitments and contingencies
Shareholders' equity
Capital stock	426,037	425,238
Additional paid-in capital	16,375	14,635
Accumulated other comprehensive income	16,225	16,225
Deficit	(212,880)	(202,989)
	245,757	253,109
	$313,194	$337,201

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Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Cash generated from (used in)
Operations
Net earnings (loss)	$518	$2,432	$9,711	$(18,093)
Non-cash items
Stock-based compensation	362	1,074	2,081	4,192
Depreciation and amortization	8,952	8,801	35,139	29,682
Foreign exchange loss (gain)	430	(449)	1,082	(1,350)
Disposal of assets	—	—	1	80
Disposal of patents	—	—	—	43
Deferred income tax expense (recovery)	953	2,021	6,290	(6,059)
Accrued investment income	(54)	(38)	(193)	(156)
Change in non-cash working capital balances
Accounts receivable	4,144	239	9,801	(10,860)
Prepaid expenses and deposits	982	637	98	(279)
Payments associated with success fee obligation	(869)	(736)	(4,032)	(3,897)
Accounts payable and accrued liabilities	(630)	(12,487)	(1,349)	(2,779)
Cash (used in) generated from operations	14,788	1,494	58,629	(9,476)
Financing
Dividends paid	(5,366)	(4,421)	(18,725)	(18,370)
Common shares repurchased under normal course issuer bid	(49)	(1,288)	(472)	(7,134)
Common shares issued for cash on the exercise of options	63	—	759	478
Common shares issued for cash from Employee Share Purchase Plan	82	94	171	196
Cash used in financing	(5,270)	(5,615)	(18,267)	(24,830)
Investing
Sale of short-term investments	48	47	121	160
Purchase of furniture and equipment	(51)	(185)	(422)	(1,795)
Purchase of patents	(7,485)	(6,559)	(43,062)	(10,261)
Cash used in investing	(7,488)	(6,697)	(43,363)	(11,896)
Foreign exchange (loss) gain on cash held in foreign currency	(430)	449	(1,082)	1,350
Net cash and cash equivalents used in the year	1,600	(10,369)	(4,083)	(44,852)
Cash and cash equivalents, beginning of year	124,711	140,763	130,394	175,246
Cash and cash equivalents, end of year	$126,311	$130,394	$126,311	$130,394

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Net earnings (loss) under GAAP	$518	$2,432	$9,711	$(18,093)

Adjusted for:
Unrealized foreign exchange loss	482	806	892	1,730
Depreciation and amortization	8,952	8,801	35,139	29,682
Stock based compensation	362	1,074	2,081	4,192
Disposal of assets loss	—	—	1	123
Income tax expense (recovery)	1,868	4,114	10,913	(79)
Adjusted earnings	$12,182	$17,227	$58,737	$17,555
Adjusted earnings per basic share	$0.10	$0.14	$0.49	$0.15

Weighted average number of common shares
Basic	120,215,989	119,972,775	120,103,422	120,856,511

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